UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number: 1-644

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:
23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of

    Colgate-Palmolive Company Employees Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus LLP

New York, New York

June 24, 2006

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
Assets

Cash and cash equivalents	$20,102,937	$16,850,186
Investments	2,457,056,145	2,424,868,194
Receivables:
Due from brokers for securities sold	327,549	547,785
Accrued interest and dividends	1,726,680	599,608
Participant loans	20,604,345	20,424,670

Total receivables	22,658,574	21,572,063

Total assets	2,499,817,656	2,463,290,443

Liabilities

Due to brokers for securities purchased	58,599	69,726
Long-term notes payable	237,067,183	274,063,395
Long-term notes payable to Colgate-Palmolive Company	46,627,118	32,321,994
Accrued interest on long-term notes	11,711,768	12,935,975

Total liabilities	295,464,668	319,391,090

Net assets available for benefits	$2,204,352,988	$2,143,899,353

The accompanying notes are an integral part of the financial statements.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2005

2005
Additions

Employer contributions	$12,879,924
Participants’ contributions	38,271,734

Total contributions	51,151,658

Net investment income:
Interest	5,879,110
Dividends	47,656,242
Net appreciation in the fair value of investments	158,029,937
Administrative expenses	(2,009,172)
Interest expense on long-term notes	(23,913,944)

Net investment income	185,642,173

Total additions	236,793,831

Deductions

Distributions to participants	(176,340,196)

Total deductions	(176,340,196)

Increase in net assets available for benefits	60,453,635
Net assets available for benefits – beginning of year	2,143,899,353

Net assets available for benefits – end of year	$2,204,352,988

The accompanying notes are an integral part of the financial statements.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The Colgate-Palmolive Company Employees Savings and Investment Plan (the “Plan”) is a defined contribution plan sponsored by Colgate-Palmolive Company (the “Company”). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Within the Plan, an Employee Stock Ownership Plan (“ESOP”) has been established. LaSalle Bank N.A. was the trustee of Funds D and E (the “ESOP trust”) until December 21, 2005, when it was succeeded in that capacity by State Street Global Advisors (the “ESOP trustee”), a division of State Street Bank & Trust Company, and Citibank N.A. is the trustee of the remaining funds. The Plan offers a Savings Program, a Success Sharing Program, a Bonus Savings Account Program, an Income Savings Account Program and a Retiree Insurance Program. The provisions below, applicable to the Plan participants, provide only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

As of December 31, 2005, the Plan maintains the following funds:

Short Term Fixed Income Fund (Fund A)	-	Guaranteed investment contracts and fixed income securities
Colgate Common Stock Fund (Fund B)	-	Colgate-Palmolive Company
Colgate Preferred Stock Fund (Fund D) Colgate Common Stock Fund (Fund E)	- -	Colgate-Palmolive Company Colgate-Palmolive Company
Vanguard Wellington Fund (Fund J)	-	Common stocks and fixed income securities
Vanguard Institutional Index Fund (Admiral shares) (Fund K)	-	Equity securities included in the S&P 500 Index in similar proportion
EuroPacific Growth Fund (Fund L)	-	Primarily equity securities of companies outside the U.S., primarily in Europe and the Asia/Pacific region
American Century Investors Ultra Fund (Fund M)	-	Equity securities of primarily large capitalization U.S. companies with some allocation to small and mid-capitalization companies
Core Plus Fixed Income Fund (Fund N)	-	Diversified debt portfolio of U.S. government, corporate, mortgage and asset-backed securities
Neuberger Berman Genesis Fund (Fund O)	-	Primarily common stocks of small capitalization companies (total market value of no more than $1.5 billion at the time the fund first invests in them)
TCW Galileo Value Opportunities Fund (Fund P)	-	Primarily common stocks of companies with capitalizations (at the time of acquisition) in the range of companies included in the Russell Mid Cap Value Index

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

ESOP

In accordance with the terms of the Plan, on June 19, 1989, the ESOP trust issued $410,029,684 of long-term notes due through 2009 bearing an average interest rate of 8.7 percent. These notes are guaranteed by the Company. The ESOP trust used the proceeds of the notes to purchase 6.3 million shares of the Company’s Series B Convertible Preference Stock (“Preference stock”) from the Company.

Each share of Preference stock is currently convertible into eight shares of the Company’s common stock at the discretion of the ESOP trustee. All Preference stock must be converted into the Company’s common stock or redeemed in cash upon reallocation to other funds or withdrawal from the Plan. The Preference stock has a minimum redemption price of $65 per share and pays dividends of $4.88 per annum, payable semi-annually, or, if higher, the dividend paid on eight shares of the Company’s common stock for the comparable period.

Dividends of $8.88 per share were paid on the Preference stock during 2005. Dividends on the Preference stock are paid to the ESOP trustee. These dividends, together with the Company contributions, dividends on the Company’s common stock in Fund E and borrowings from the Company (discussed below), are used by the ESOP trustee to repay principal and interest on the long-term notes. Scheduled maturities of the long-term notes outstanding at December 31, 2005 are as follows: 2006 - $45,007,983; 2007 - $53,904,805; 2008 - $63,712,938; 2009 - $74,441,457. The fair value of the long-term notes outstanding as of December 31, 2005 and 2004 was estimated at $254 million and $308 million, respectively, based on current interest rates for debt with similar maturities.

As a means of extending the benefits of the ESOP to participants over a longer period, the ESOP trust and the Company entered into a loan agreement in June 2000 under which the Company may loan up to $300,000,000 through 2009 to the ESOP with repayment scheduled no later than December 31, 2035. Repayments of principal and interest will be funded through future contributions and dividends from the Company. During 2005, the Company contributed $12,879,924 to the ESOP trust. The Company has guaranteed minimum funding of $130,000,000, on a present value basis, in excess of debt service requirements. As of December 31, 2005 and 2004, the ESOP trust had outstanding borrowings from the Company of $46,627,118 and $32,321,994, respectively, bearing an average interest rate of 5.62 percent. The fair value of the outstanding notes payable to the Company at December 31, 2005 and 2004 was estimated at $51 million and $35 million, respectively, based on current interest rates for debt with similar maturities.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

A portion of the Preference stock is released for allocation to participants semi-annually based on the ratio of debt service for the period to total debt service over the remaining scheduled life of all ESOP debt. As of December 31, 2005 and 2004, 1,644,365 and 1,687,672 Preference shares (valued at $721,547,362 and $690,730,396) were allocated to employee accounts in the Plan, and the balance of 2,258,623 and 2,527,574 shares (valued at $991,083,772 and $1,034,485,487) remain to be allocated, respectively. Generally, released shares are allocated to employee accounts in the following manner:

(1)	In lieu of cash dividends on the Preference stock and the Company’s common stock held by the ESOP trustee which are used to repay principal and interest on the long-term notes,
(2)	Pursuant to the Company’s matching contribution under the Savings Program,
(3)	Pursuant to the Success Sharing Program,
(4)	Pursuant to the Bonus Savings Account Program and the Income Savings Account Program,
(5)	Pursuant to the Retiree Insurance Program

Savings Program

Participant Contributions

Employees eligible to participate in the Savings Program of the Plan must meet certain minimum hourly service requirements, be at least 18 years old and have completed three months of service, as defined by the Plan. Under the Savings Program, employees generally can contribute to the Plan between 1 percent and 25 percent of their recognized earnings (the greater of total compensation paid during the previous calendar year minus items such as reimbursement of moving expenses and special awards, or regular salary as of the most recent January 1 plus commissions and bonuses paid in the prior year). Employees who are not “highly compensated”, as defined by the Internal Revenue Code (“IRC”), may contribute any combination up to 25 percent of their recognized earnings on either a before-tax (subject to certain IRC limitations) or after-tax basis. Most employees who are “highly compensated” may contribute up to 12 percent of their recognized earnings. However, those employees whose 2005 recognized earnings equaled or exceeded $210,000 were further limited to 8 percent of their recognized earnings, those employees whose 2005 recognized earnings were between $130,000 and $209,999 were limited to 10 percent of their recognized earnings and those employees whose 2005 recognized earnings were between $90,000 and $129,999 were limited to 12 percent of their recognized earnings. Participants may change their contribution rate, resume or suspend contributions and/or change the allocation of their contributions between before-tax and after-tax earnings on a weekly basis. Plan participants are always fully vested in their contributions and related investment earnings. On August 1, 2002, the Plan was amended to allow participants age 50 and older to contribute an additional $1,000 for 2002 on a pre-tax basis. This dollar maximum has been increased each year, $2,000 for 2003 to $3,000 for 2004, $4,000 for 2005 and $5,000 for 2006.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Company Matching Contributions

The Company and wholly-owned subsidiaries to which the Plan has been extended, make matching contributions of 50 percent to 70 percent of employee contributions up to 6 percent of recognized earnings, depending on years of service. Company matching contributions for employees participating in the Savings Program are made in the form of an allocation of Preference stock. Participants are 50 percent vested in the Company matching contributions after two years of service and fully vested after three years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination.

Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death, or by voluntary partial withdrawal. Settlement is made in accordance with provisions of the Plan and unvested Company matching contributions will be forfeited in the event of termination. A participant may withdraw his or her before-tax contributions only if, in the judgment of the Employee Relations Committee of the Company (the “Committee”), the withdrawal is due to financial hardship as defined in the Plan, the administrative rules of the Committee and Federal tax laws.

Forfeitures

Forfeitures become available to the Company to reduce future Company matching contributions. Forfeitures for the year ended December 31, 2005 totaled $240,823.

Funds

Participating employees may direct their current contributions to be allocated among any of the funds, other than Funds D and E, in multiples of 1 percent. Participants may diversify the Company matching contributions in which they are fully vested among any of the other investment fund choices in the Plan, beginning the earlier of reaching age 55 or the third anniversary of their date of hire. Participants may change how future contributions will be invested on a daily basis. Reallocation among the funds of previously invested amounts may be made on a daily basis.

Incoming Rollovers

Effective April 2004, the Plan permits incoming rollovers of before-tax money from Section 403(b) plans and governmental Section 457 plans, as well as both before-tax and after-tax money from other companies’ qualified plans.

Participant Loans

A participating employee may, under certain circumstances, borrow up to 50 percent of fully vested funds, excluding any amounts previously transferred from the prior Colgate-Palmolive Employee Stock Ownership Plan, the Success Sharing Account and Retiree Insurance Account, up to a maximum of $50,000. The interest rate on Plan loans is equal to Citibank N.A.’s prime rate, fixed at the time of loan application. Principal and interest are paid ratably via payroll deductions.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Success Sharing Program

The Success Sharing Program is designed to enable the Company to share its financial success with employees. Under the Success Sharing Program, a Success Sharing Account (“SSA”) has been established within the Plan for each eligible employee. As the Company meets or exceeds annual financial targets, shares of Preference stock are allocated to employee accounts according to a pre-determined formula. To be eligible, an individual generally must be employed by the Company on a full-time basis, be at least 18 years old and on the payroll from at least June 30 through the last day of the year. Part-time employees with benefits are also eligible. Employees are at all times fully vested in the value of their SSA. Participants may on an annual basis diversify up to 25 percent of their SSA among any of the other investment fund choices in the Plan beginning in the year they reach age 55 and up to 50 percent beginning five years later.

Bonus Savings Account (“BSA”) Program

The BSA Program is designed to enable each eligible employee to receive all or a portion of his or her bonus in Preference stock. Under this program, a BSA allocation is credited to each eligible employee’s Bonus and Income Savings Account established within the Plan. The portion of an employee’s bonus that can be allocated within the BSA program is determined based on the bonus amount earned, the total number of shares of Preference stock available for allocation, and other factors such as an employee’s income level and Internal Revenue Service (“IRS”) rules. This program is generally available to all employees in the United States who are participants in the Plan. However, due to IRS restrictions, employees who have not had Retiree Insurance Account (“RIA”) (see below) or SSA balances for at least two years in the Plan, and were hired after January 2, 1996 are unable to participate in the program, and employees with fewer than five years of service may be ineligible to receive a BSA allocation with respect to certain bonus periods. Employees are at all times fully vested in the value of their Bonus and Income Savings Account and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Participants may also diversify the value of their account under the same requirements as outlined for the Success Sharing Program described above.

Income Savings Account (“ISA”) Program

The ISA Program is designed to enable each eligible employee to receive a portion of his or her income in the form of Preference stock. Under this program, an ISA allocation of Preference stock is made each year to each eligible employee’s Bonus and Income Savings Account. This program is available to active full-time employees and part-time employees with benefits in the United States, with at least five years of service. Employees are at all times fully vested in the value of their Bonus and Income Savings Account and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Participants may also diversify the value of their account under the same requirements as outlined for the Success Sharing Program described above.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Retiree Insurance Program

The Retiree Insurance Program is designed to provide funds that can be used by employees to purchase health and life insurance upon retirement. Under the Retiree Insurance Program, an RIA has been established within the Plan for each eligible employee. Each year, shares of Preference stock are allocated to each employee’s RIA. The number of shares allocated is determined based upon the total number of shares available for allocation, actuarial assumptions and targeted funding of retiree health and life insurance. To be eligible for an allocation into an RIA, employees must be at least 18 years old, employed with the Company or a participating subsidiary on a full-time basis, and on the payroll on the last day of the year. Participants with two years of service are 25 percent vested, three years of service are 50 percent vested, four years of service are 75 percent vested, and participants are fully vested after five years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination. Participants may diversify the value of their account under the same requirements as outlined for the Success Sharing Program described above.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the Committee shall compute the value of the accounts of the participants which shall be fully vested and non-forfeitable. The accounts of each participant shall be distributed in a lump sum.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting except for distributions to participants which are presented on the cash basis of accounting (see note 7). Purchases and sales are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Investment contracts are stated at contract value. Contract value represents contributions made under the investment contract, plus credited net earnings, less participant withdrawals and any administrative expenses not otherwise included in net contract interest rates. The Preference stock is stated at the greater of $65 par value or the fair value of eight shares of the Company’s common stock. Participant loans receivable are stated at cost, which approximates fair value. All other investments are stated at fair value as determined by Citibank N.A. based on quoted market prices.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Administration

The Plan is administered by the Committee for the benefit of the participants. Administrative expenses are paid by the Plan and are recorded as a reduction of investment income.

3. Federal Income Taxes

The Company has obtained a determination from the IRS in a letter dated March 20, 2003 that the Plan, as amended and restated as of October 1, 1999 qualifies under Sections 401(a), 401(k) and 4975(e)(7) of the IRC, and that the related Trusts are exempt from Federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4. Investments

The following investments represent 5 percent or more of the Plan’s net assets as of December 31:

	2005	2004
Colgate-Palmolive Company common stock, 3,911,973 and 4,791,166 shares, respectively	$214,571,719	$245,116,053
Colgate-Palmolive Company Series B Convertible Preference stock, 3,902,988 and 4,215,246 shares, respectively	1,712,631,134	1,725,215,883

A portion of the investments shown above are nonparticipant-directed investments (see note 5).

During 2005, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value as follows:

Equity securities:
Colgate-Palmolive Company common stock	$17,524,822
Colgate-Palmolive Company Preference stock	116,563,487

Total equity securities	134,088,309
Investments in registered investment companies	25,026,715
U.S. Government securities and corporate notes	(1,085,087)

Total net appreciation in the fair value of investments	$158,029,937

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5. ESOP Trust

Information about the net assets and significant components of the changes in net assets relating to the investments maintained in Funds D and E is as follows:

	December 31,
	2005	2004
Assets:
Cash and cash equivalents	$18,116,446	$16,187,391
Fixed income liquid reserve fund	1,530,331	1,376,692
Colgate-Palmolive Company common stock	70,975,132	80,276,844
Colgate-Palmolive Company Series B Convertible Preference stock	1,712,631,134	1,725,215,883
Accrued interest and dividends receivable	11,046	4,984

Total assets	1,803,264,089	1,823,061,794

Liabilities:
Long-term notes payable	237,067,183	274,063,395
Long-term notes payable to Colgate-Palmolive Company	46,627,118	32,321,994
Accrued interest on long-term notes	11,711,768	12,935,975

Total liabilities	295,406,069	319,321,364

Net assets available for benefits	$1,507,858,020	$1,503,740,430

Year Ended December 31, 2005
Changes in net assets available for benefits:
Employer contributions	12,879,924
Dividends and interest, net of fees	36,991,272
Net appreciation in the fair value of investments	121,074,234
Transfers to other funds	(31,210,804)
Interest expense on long-term notes	(23,913,944)
Distributions to participants	(111,703,092)

Increase in net assets available for benefits	$4,117,590

The Colgate-Palmolive Company common stock figures shown above include nonparticipant-directed investments of 142,029 shares valued at $7,790,272 and 154,492 shares valued at $7,903,812 as of December 31, 2005 and 2004, respectively. The Colgate-Palmolive Company Series B Convertible Preference stock allocated to participants (see note 1) include nonparticipant-directed investments of 822,469 shares valued at $360,899,606 and 839,753 shares valued at $343,694,300 as of December 31, 2005 and 2004, respectively.

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

6. Investment Contracts

The Plan has entered into benefit-responsive guaranteed investment contracts with insurance companies, banks and other financial institutions. Most of the investment contracts carry a crediting interest rate established at inception and reset periodically (typically quarterly) to approximate the interest earnings of the underlying investments, subject to certain minimums. The remaining contracts carry a crediting interest rate established at inception, a portion of which are indexed to changes in outside benchmarks such as Treasury or LIBOR rates. For 2005 and 2004, the average yield and the average crediting interest rate on the investment contracts were 4.3 percent and 4.1 percent, respectively.

The contract values of the investment contracts were $61,033,037 and $57,273,618 at December 31, 2005 and 2004, respectively, which approximates fair value according to the terms of the contracts, as reported to the Plan. In accordance with the provisions of the Plan, issuers of these investment contracts must have a credit rating of AA- or better under the fund manager’s investment rating system. Accordingly, there are no reserves against contract value for credit risk of the contract issuer or otherwise.

7. Distributions

At December 31, 2005 and 2004, distributions payable due to withdrawals by participants of $631,310 and $631,096, respectively, are not reflected in the financial statements. For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

SIGNATURES

The Plan:     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Date: June 28, 2006	/s/ Stephen C. Patrick
Stephen C. Patrick
Chief Financial Officer
Colgate-Palmolive Company

Date: June 28, 2006	/s/ Dennis J. Hickey
Dennis J. Hickey
Vice President and
Corporate Controller
Colgate-Palmolive Company

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

PARTICIPANT LOANS

AS OF DECEMBER 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value

	Participant loans receivable, maturities ranging from 1 to 15 years	5. 25% - 7.00%	$20,604,345

	Total Participant Loans		$20,604,345

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SHORT-TERM FIXED INCOME FUND (FUND A)

AS OF DECEMBER 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Commingled Employee Benefit Trust

	Liquid Reserve Fund	2,943,737	$2,943,737

	U.S. Government Securities and Corporate Notes:

	United States Treasury Bonds and Notes:

	US Treasury Notes, 3.125% due 10/15/2008	10,350,000	10,011,607
	US Treasury Notes, 3.625% due 4/30/2007	310,000	306,755
	US Treasury Notes, 4.25% due 11/30/2007	500,000	498,516

	Total U.S. Treasury Notes		$10,816,878

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	United States Government Agencies:

	Freddie Mac, 3.75%	4,055,000	4,003,956
	due 4/15/2007
	Federal Home Loan Bank, 3.375%	4,200,000	4,109,519
	due 9/14/2007
	Federal Home Loan Mtg Corp, 5.5%	38,930	39,063
	due 2/1/2007
	Federal Home Loan Mtg Corp, 5.5%	92,712	93,031
	due 3/1/2007
	Federal National Mortgage Association, 5.25%	1,500,000	1,508,777
	due 4/15/2007
	Federal National Mortgage Association gtd, 6%	488,695	499,519
	due 11/1/2017

	Total United States Government Agencies		$10,253,865

	Asset Backed/CMO:

	Chase Manhattan, 2.94%	1,100,000	1,073,824
	due 6/15/2010
	Bank of America Comm Mtg, 4.359%	910,644	904,449
	due 11/10/2042
	Chase Funding Mtg ABC 200, 3.34%	750,000	736,728
	due 5/25/2026
	CCCIT Mtg, 2.55%	900,000	879,568
	due 1/20/2009
	DCAT, 2.86%	800,000	784,492
	due 3/8/2009
	John Deere Owner Trust, 3.98%	400,000	395,023
	due 6/15/2009
	Ford Credit Auto ABS, 3.48%	675,000	666,467
	due 11/17/2008
	Honda Auto Rec CMO, 3.28%	550,000	532,911
	due 2/18/2010
	Honda Auto Recv Owner Tr, 4.15%	600,000	590,868
	due 10/15/2010
	MBNA Master CC Mtg Tr, 4.95%	900,000	902,793
	due 6/15/2009
	Nissan Auto Recv Gr Tr 20, 2.76%	430,000	416,620
	due 7/15/2009
	Saxon Asset Sec Co 2004-2, 4.15%	870,000	862,075
	due 8/25/2035
	USAA Auto Owner Trust, 3.9%	350,000	345,989
	due 7/15/2009

	Total Asset Backed/CMO		$9,091,807

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Corporate Bonds:

	Capital Auto Rec Asset, 3.58%	725,000	711,250
	due 1/15/2009
	Capital One Prime Auto, 3.39%	455,000	448,423
	due 1/15/2009
	Nissan Auto Receiv Tr, 3.54%	675,000	665,459
	due 10/15/2008
	Target Corp, 3.375%	625,000	607,230
	due 3/1/2008
	Wal Mart Stores Inc, 5.45%	1,250,000	1,255,388
	due 8/1/2006
	Coca Cola Enterprise, 5.375%	640,000	642,252
	due 8/15/2006
	Diageo Finance, 3%	645,000	633,782
	due 12/15/2006
	American Express co, 5.5%	450,000	452,122
	due 9/12/2006
	Bank of America Corp, 3.875%	575,000	564,460
	due 1/15/2008
	Bank New York Inc, 5.2%	415,000	417,059
	due 7/1/2007
	Bank One Corp, 6.5%	800,000	801,063
	due 2/1/2006
	Bear Stearns Cos Inc, 4%	575,000	564,488
	due 1/31/2008
	Boeing Cap Corp, 5.75%	600,000	605,498
	due 2/15/2007
	Citigroup Inc, 3.875%	550,000	534,104
	due 11/3/2008
	Caterpillar Finl Svc, 2.59%	650,000	642,565
	due 7/15/2006
	Citigroup Inc, 5%	1,200,000	1,201,764
	due 3/6/2007
	Credit Suisse First, 4.625%	700,000	696,660
	due 1/15/2008
	General Electric 010508, 3.5%	1,200,000	1,165,620
	due 5/1/2008
	Goldman Sachs Group, 4.125%	655,000	644,944
	due 1/15/2008
	Household Fin Corp, 5.75%	610,000	615,029
	due 1/30/2007
	International Lease, 5.75%	800,000	804,059
	due 10/15/2006

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Corporate Bonds (continued):

	JP Morgan Chase & Co Note, 5.625%	700,000	703,000
	due 8/15/2006
	Merrill Lynch, 4.25%	700,000	692,788
	due 9/14/2007
	Morgan Stanley D.W 5.80 B, 5.8%	680,000	686,931
	due 4/1/2007
	National Rural Utils, 6%	650,000	653,004
	due 5/15/2006
	Toyota Mtr Cred, 2.7%	1,250,000	1,218,236
	due 1/30/2007
	US Bk Natl Assn Minn, 2.85%	580,000	570,429
	due 11/15/2006
	Union Bank Switz NY 7.25 SU, 7.25%	300,000	303,530
	due 7/15/2006
	Wachovia Corp 2nd NE, 4.95%	710,000	710,055
	due 11/1/2006
	Washington Mut Inc, 5.625%	600,000	603,305
	due 1/15/2007
	Wells Fargo Co, 5.125%	1,200,000	1,202,496
	due 2/15/2007
	Hewlett Packard Co, 5.5%	600,000	604,848
	due 7/1/2007
	IBM, 4.875%	600,000	600,493
	due 10/1/2006
	Verizon Wireless Cap, 5.375%	575,000	576,894
	due 12/15/2006
	SBC Communications Inc, 5.75%	700,000	701,770
	due 5/2/2006

	Total Corporate Bonds		$24,500,998

	Total Fixed Income		$57,607,285

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Guaranteed Investment Contracts:

	AUSA Life Ins. Co, 2.94%	1,088,483	1,088,483
	Bank of America, 4.48%	7,194,413	7,194,413
	ING Life & Annuity, 5.45%	5,333,346	5,333,346
	IXIS Financial, 4.01%	9,703,903	9,703,903
	Rabobank Nederland, 4.18%	10,055,562	10,055,562
	State Street Bank, 3.73%	13,717,490	13,717,490
	UBS AG, 4.23%	13,939,840	13,939,840

	Total Guaranteed Investment Contracts		$61,033,037

	Total Fund A		$118,640,322

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

COLGATE COMMON STOCK FUND (FUND B)

AS OF DECEMBER 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Commingled Employee Benefit Trust
	Liquid Reserve Fund	2,511,804	$2,511,804

*	Colgate-Palmolive Co. Common Stock	2,617,987	$143,596,587

	Total		$146,108,391

*	Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

COLGATE PREFERRED STOCK FUND (FUND D)

AS OF DECEMBER 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Commingled Employee Benefit Trust
	Liquid Reserve Fund	541,523	$541,523	$541,523

*	Colgate-Palmolive Co. Series B Conv.	1,644,365	$107,084,452	$721,547,362

	Preference Stock
	Total		$107,625,975	$722,088,885

*	Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

COLGATE COMMON STOCK FUND (FUND E)

AS OF DECEMBER 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Commingled Employee Benefit Trust
	Liquid Reserve Fund	988,808	$988,808	$988,808

*	Colgate-Palmolive Co. Common Stock	1,293,986	$2,880,361	$70,975,132

	Total		$3,869,169	$71,963,940

*	Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

COLGATE COMMON STOCK FUND (FUND H)

AS OF DECEMBER 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Commingled Employee Benefit Trust
	Liquid Reserve Fund	1	$1	$1

*	Colgate-Palmolive Co. Series B Conv.	2,258,623	$146,810,497	$991,083,772

	Preference Stock
	Total		$146,810,498	$991,083,773

*	Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

VANGUARD WELLINGTON FUND (FUND J)

AS OF DECEMBER 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	Vanguard Wellington Fund	1,617,028	$84,780,781

	Total		$84,780,781

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

VANGUARD INSTITUTIONAL INDEX FUND (FUND K)

AS OF DECEMBER 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	Vanguard Institutional Index Fund	569,415	$64,919,035

	Total		$64,919,035

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EUROPACIFIC GROWTH FUND (FUND L)

AS OF DECEMBER 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Commingled Employee Benefit Trust
	Liquid Reserve Fund	3	$3

	Mutual Funds:

	American EuroPacific Growth Fund	1,651,527	$67,877,756

	Total		$67,877,759

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AMERICAN CENTURY INVESTORS ULTRA FUND (FUND M)

AS OF DECEMBER 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Commingled Employee Benefit Trust
	Liquid Reserve Fund	33	$33

	Mutual Funds:

	American Century Investors Ultra Fund	1,151,987	$34,663,303

	Total		$34,663,336

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

CORE PLUS FIXED INCOME FUND (FUND N)

AS OF DECEMBER 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	Core Plus Fixed Income Fund	3,545,133	$36,763,032

	Total		$36,763,032

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

NEUBERGER BERMAN GENESIS FUND (FUND O)

AS OF DECEMBER 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	Neuberger Berman Genesis Fund	1,861,283	$86,735,775

	Total		$86,735,775

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY

EMPLOYEES SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

TCW GALILEO VALUE OPPORTUNITIES FUND (FUND P)

AS OF DECEMBER 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual Funds:

	TCW Galileo Value Opportunities Fund	1,428,038	$31,431,116

	Total		$31,431,116

	Plan Total		$2,477,660,490